Exhibit 99.5

Fourth Amendment

This Amendment (the "Fourth Amendment") effective as of June 1, 2016 (the "Effective Date"), is entered into by and between CRYSTALGENOMICS, INC., a South Korean corporation having a place of business at 5th F. Bldg.A, Korea Bio Park, 700 Daewangpangyo-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, 463-400 Korea ("CG") and APTOSE BIOSCIENCES, INC., a Canadian corporation having a place of business at 5955 Airport Road, Suite 228, Mississauga, Ontario, L4V 1R9, Canada ("Aptose"). CG and Aptose are sometimes referred to herein individually as a "Party" and collectively as the "Parties".

The Parties hereby desire to make an amendment of the OPTION AND LICENSE AGREEMENT (the "Agreement") between CG and Aptose with an Execution Date of March 24, 2016 to revise the following terms and conditions per below, pursuant to Section 2.1 of the Agreement.

1.	The Parties agree to extend the Evaluation Period until June 13, 2016.

2.	Upon Aptose's decision to obtain the option on or before June 13, 2016, Aptose shall pay CG, as evidenced by a wire transfer receipt, the Option Grant Fee by the end of business, 5pm US Eastern Standard Time (EST), June 13, 2016.

This Fourth Amendment hereby replaces the Third Amendment, which was executed on May 19, 2016.

IN WITNESS WHEREOF, the parties hereto have caused this Fourth Amendment to be executed as of the Effective Date written above by their respective authorized representatives. The parties hereby affirm that this Third Amendment accurately and completely reflects their understanding and agreements.

CRYSTALGENOMICS, INC.		APTOSE BIOSCIENCES, INC.

By:	/s/ Dr. Joong Myung Cho	By:	/s/ Avanish Vellanki

Name:	Dr. Joong Myung Cho	Name:	Avanish Vellanki

Title:	CEO	Title:	SVP, Chief Business Officer

Date:	June 1, 2016	Date:	June 1, 2016